Dreyfus Institutional Preferred Money Market Fund

SEMIANNUAL REPORT September 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter to Shareholders

5 Understanding Your Fund's Expenses

5 Comparing Your Fund's Expenses
   With Those of Other Funds

6 Statement of Investments

9 Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

12 Financial Highlights

13 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Money Market Fund for the six-month period ended September 30, 2004. During the reporting period, the fund produced an annualized yield of 1.18% which, taking into account the effects of compounding, created an annualized effective yield of 1.19%.[1]

The Economy

Despite signs of renewed economic growth when the reporting period began, money market yields remained anchored by the 1% federal funds rate. While economic data at the time confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint, reinforcing the perception that inflation would remain low and the Federal Reserve Board (the "Fed") still had a great deal of flexibility in the conduct of monetary policy.

In April, however, the U.S. Department of Labor released an unexpectedly strong employment report that quickly fueled investors' concerns that long-dormant inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to investors' renewed inflation concerns, and money market yields began to rise at the longer end of the maturity spectrum.

While the Fed again left interest rates unchanged in May, it no longer suggested that it could be "patient" before raising rates. Instead, it indicated in its public comments that future rate hikes were likely to be "measured." Soon after the Fed's May meeting, employment data showed a second consecutive month of robust job gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate by 25 basis points to 1.25%. Because most investors had anticipated the Fed's move, the money markets already had reflected the impact of the increase.

In its June 30th statement, the Fed again noted that "policy accommodation can be removed at a pace that is likely to be measured." Consequently, most analysts believed that the rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 2.8% rate during the second quarter of 2004, despite headwinds resulting from higher energy prices and ongoing terrorism fears.

However, the economy appeared to hit a new "soft patch" in the summer as the number of jobs created in June and July failed to match previous months' totals. In addition, consumer spending waned as 2003's tax cuts and low mortgage refinancing rates became a thing of the past. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Indeed, the Fed raised short-term rates on August 10 by another 25 basis points to 1.5%.

In September, the Fed implemented its third consecutive increase in short-term interest rates, raising the federal funds rate by another 25 basis points to 1.75%. The Fed cited an easing of inflation expectations and further productivity gains in its decision. Subsequent comments by Chairman Alan Greenspan and other Fed members have suggested that rates must continue to move higher to reach a "balanced" posture with respect to the countervailing forces of economic growth and inflation. Indeed, the Fed has raised interest rates during a time of subdued employment growth and all-time highs in oil prices. While higher oil prices can act as a tax on the economy, helping to slow growth, it also can produce higher inflation as costs are passed along the supply chain.

Portfolio Focus

Early in the reporting period, we generally maintained the fund's weighted average maturity in a range that was longer than industry averages. In the spring, however, when inflationary pressures became more apparent and investors revised their expectations regarding the timing of interest-rate increases, we began to adopt a more defensive posture, allowing the fund's weighted average maturity to fall toward a position we consider shorter than industry averages.

In our view, the Fed remains intent on reversing at least some of the monetary easing it initiated after September 11, 2001, and it so far has been relatively open about its intentions to do so. In addition, as of the end of the reporting period, the fed funds futures market has indicated that investors expect short-term interest rates to reach at least 2% by year-end. Accordingly, as of the end of the reporting period, we have maintained a relatively defensive investment posture in anticipation of further rate hikes.



Patricia A. Larkin
Senior Portfolio Manager

October 15, 2004
New York, N.Y.

---

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield would have been 1.08% and 1.09%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

Expenses paid per $1,000†	$ .50
Ending value (after expenses)	$1,005.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,024.57

† *Expenses are equal to the fund's annualized expense ratio of .10%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2004 (Unaudited)

Negotiable Bank Certificates of Deposit−38.4%	Principal Amount ($)	Value ($)
ABN-AMRO Bank (Yankee) 1.84%, 11/30/2004	100,000,000 a	99,995,865
Barclays Bank PLC (London) 1.60%-2.02%, 10/18/2004-3/10/2005	450,000,000	450,000,000
Calyon (London) 1.91%, 12/29/2004	40,000,000	40,000,000
Credit Lyonnais N.A. Inc. (Yankee) 1.19%, 12/27/2004	200,000,000	200,000,000
Credit Lyonnais N.A. Inc. (Yankee) 1.81%, 10/14/2004	200,000,000 a	199,999,106
Credit Suisse First Boston (Yankee) 1.60%, 10/12/2004	200,000,000	200,000,000
First Tennessee Bank N.A. 1.53%, 10/8/2004	237,000,000	237,000,000
HBOS PLC (London) 1.61%, 11/12/2004	400,000,000	400,000,000
HSBC Bank USA (Yankee) 1.60%, 11/12/2004	200,000,000	200,000,000
Landesbank Hessen-Thuringen Girozentrale (London) 1.88%-2.02%, 12/24/2004-3/10/2005	300,000,000	300,004,523
Northern Rock PLC (London) 2.02%, 3/9/2005	100,000,000	100,000,000
Societe Generale (Yankee) 1.58%, 10/13/2004	200,000,000	200,000,000
UniCredito Italiano SpA (London) 1.52%, 10/8/2004	150,000,000	150,000,000
UniCredito Italiano SpA (Yankee) 1.59%, 11/10/2004	75,000,000	75,000,000
Washington Mutual Bank 1.65%, 11/9/2004	200,000,000	200,002,158
WestLB AG (Yankee) 1.83%, 10/4/2004	300,000,000 a	299,999,628
Total Negotiable Bank Certificates of Deposit (cost $3,352,001,280)		**3,352,001,280**

Commercial Paper−24.7%		
Amstel Funding 1.88%, 12/21/2004	400,000,000 b	398,317,000
BNP Paribas Finance Inc. 1.87%, 10/1/2004	200,000,000	200,000,000
Bank of America Corp. 1.59%-1.88%, 11/9/2004-12/20/2004	305,000,000	304,403,135

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Concord Minutemen Capital Co. LLC			
1.62%, 11/9/2004	117,000,000	b	116,795,932
Depfa Bank PLC			
1.65%, 11/4/2004-11/5/2004	156,150,000		155,904,159
Deutsche Bank Financial LLC			
1.90%, 10/1/2004	200,000,000		200,000,000
Natexis Banques Populaires U.S. Finance Co. LLC			
1.60%-1.88%, 11/8/2004-12/27/2004	300,000,000		298,928,333
Norddeutsche Landesbank Luxembourg S.A.			
1.59%, 10/12/2004	150,000,000		149,927,354
Stadshypotek Delaware Inc.			
1.65%, 11/9/2004	130,500,000		130,268,146
UBS Finance Delaware LLC			
1.88%, 10/1/2004	200,000,000		200,000,000
Total Commercial Paper			
(cost $2,154,544,059)			**2,154,544,059**

Corporate Notes—3.4%			
Sigma Finance Inc.			
1.82%-1.83%, 1/27/2005-3/7/2005			
(cost $299,989,392)	300,000,000	a,b	**299,989,392**

Promissory Notes—6.1%			
Goldman Sachs Group Inc.			
1.29%-1.50%, 10/1/2004-4/7/2005			
(cost $530,000,000)	530,000,000	c	**530,000,000**

Short-Term Bank Notes—1.8%			
Bank of America N.A.			
1.80%, 3/15/2005			
(cost $150,000,000)	150,000,000	a	**150,000,000**

U.S. Government Agencies—14.9%			
Federal Home Loan Banks, Floating Rate Notes			
1.81%, 8/4/2005-4/11/2006	600,000,000	a	599,625,726
Federal Home Loan Banks, Notes			
1.32%-1.42%, 3/11/2005-4/29/2005	300,000,000		300,000,000
Federal National Mortgage Association, Notes			
1.35%-1.37%, 2/11/2005-2/25/2005	400,000,000		400,000,000
Total U.S. Government Agencies			
(cost $1,299,625,726)			**1,299,625,726**

Time Deposit–13.4%	Principal Amount ($)	Value ($)
Chase Manhattan Bank USA (Grand Cayman)		
1.88%, 10/1/2004	200,000,000	200,000,000
Danske Bank A/S (Grand Cayman)		
1.87%, 10/1/2004	100,000,000	100,000,000
Key Bank N.A. (Grand Cayman)		
1.88%, 10/1/2004	150,000,000	150,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
1.88%, 10/1/2004	300,000,000	300,000,000
Regions Bank (Grand Cayman)		
1.88%, 10/1/2004	200,000,000	200,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.94%, 10/1/2004	220,000,000	220,000,000
Total Time Deposits		
(cost $1,170,000,000)		**1,170,000,000**
Total Investments (cost $8,956,160,457)	**102.7%**	**8,956,160,457**
Liabilities Less, Cash and Receivables	**(2.7%)**	**(236,793,780)**
Net Assets	**100.0%**	**8,719,366,677**

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At September 30, 2004, these securities amounted to $815,102,324 or 9.3% of net assets.*

[c] *These notes were acquired for investment, not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired between 1/16/04 and 4/14/2004 at a cost of $530,000,000. At September 30, 2004, the aggregate value of these securities were $530,000,000 representing approximately 6.1% of net assets and are valued at amortized cost.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	71.3	Asset Backed-Multi-Seller	5.9
U.S. Government Agencies/		Asset Backed-Structured Investment	3.4
Mortgage-Backed	14.9	Building and Construction	1.1
Brokerage	6.1		**102.7**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	8,956,160,457	8,956,160,457
Interest receivable		15,966,473
		8,972,126,930
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		768,453
Cash overdraft due to Custodian		503,875
Payable for investment securities purchased		249,773,450
Payable for shares of Beneficial Interest redeemed		1,714,475
		252,760,253
Net Assets ($)		**8,719,366,677**
Composition of Net Assets ($):		
Paid-in capital		8,719,390,242
Accumulated net realized gain (loss) on investments		(23,565)
Net Assets ($)		**8,719,366,677**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		8,719,390,242
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**67,975,818**
Expenses:	
Management fee–Note 2(a)	**5,375,856**
Investment Income–Net, representing net increase in net assets resulting from operations	**62,599,962**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31, 2004
Operations ($):		
Investment income–net	62,599,962	114,078,599
Net realized gain (loss) from investments	–	(30,702)
Net Increase (Decrease) in Net Assets Resulting from Operations	**62,599,962**	**114,047,897**
Dividends to Shareholders from ($):		
Investment income–net	**(62,599,962)**	**(114,078,599)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	23,010,158,826	50,028,772,705
Dividends reinvested	47,849,539	81,882,238
Cost of shares redeemed	(25,055,616,179)	(48,978,403,231)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,997,607,814)**	**1,132,251,712**
Total Increase (Decrease) in Net Assets	**(1,997,607,814)**	**1,132,221,010**
Net Assets ($):		
Beginning of Period	10,716,974,491	9,584,753,481
End of Period	**8,719,366,677**	**10,716,974,491**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended September 30, 2004 (Unaudited) | Year Ended March 31, | | | | |
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.006	.010	.017	.033	.063	.054
Distributions:						
Dividends from investment income–net	(.006)	(.010)	(.017)	(.033)	(.063)	(.054)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.18[a]	1.05	1.67	3.30	6.51	5.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.10[a]	.10	.10	.10	.10	.10
Ratio of net investment income to average net assets	1.16[a]	1.04	1.65	3.23	6.28	5.43
Net Assets, end of period ($ x 1,000)	8,719,367	10,716,974	9,584,753	9,804,771	8,854,953	4,430,839

[a]   Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investment, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $23,565 available to be applied against future net securities profits, if any, realized subsequent to March 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $768,453.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

**Dreyfus Institutional
Preferred Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



0194SA0904

Dreyfus
Institutional Preferred
Plus Money Market Fund

SEMIANNUAL REPORT September 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter to Shareholders

5 Understanding Your Fund's Expenses

5 Comparing Your Fund's Expenses
     With Those of Other Funds

6 Statement of Investments

8 Statement of Assets and Liabilities

9 Statement of Operations

10 Statement of Changes in Net Assets

11 Financial Highlights

12 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Plus Money Market Fund for the six-month period ended September 30, 2004. During the reporting period, the fund produced an annualized yield of 1.19% which, taking into account the effects of compounding, created an annualized effective yield of 1.20%.[1]

The Economy

Despite signs of renewed economic growth when the reporting period began, money market yields remained anchored by the 1% federal funds rate. While economic data at the time confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint, reinforcing the perception that inflation would remain low and the Federal Reserve Board (the "Fed") still had a great deal of flexibility in the conduct of monetary policy.

In April, however, the U.S. Department of Labor released an unexpectedly strong employment report that quickly fueled investors' concerns that long-dormant inflationary pressures might finally have begun to resurface. As the spring progressed, higher energy and commodity prices appeared to lend credence to investors' renewed inflation concerns, and money market yields began to rise at the longer end of the maturity spectrum.

While the Fed again left interest rates unchanged in May, it no longer suggested that it could be "patient" before raising rates. Instead, it indicated in its public comments that future rate hikes were likely to be "measured." Soon after the Fed's May meeting, employment data showed a second consecutive month of robust job gains, causing investors to anticipate that the Fed might begin to tighten monetary policy as early as its next meeting in June. Indeed, on June 30, the Fed raised the overnight federal funds rate by 25 basis points to 1.25%. Because most investors had anticipated the Fed's move, the money markets already had reflected the impact of the increase.

In its June 30th statement, the Fed again noted that "policy accommodation can be removed at a pace that is likely to be measured." Consequently, most analysts believed that the rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery. This view was reinforced when it was later estimated that the U.S. economy grew at an annualized 2.8% rate during the second quarter of 2004, despite headwinds resulting from higher energy prices and ongoing terrorism fears.

However, the economy appeared to hit a new "soft patch" in the summer as the number of jobs created in June and July failed to match previous months' totals. In addition, consumer spending waned as 2003's tax cuts and low mortgage refinancing rates became a thing of the past. Nonetheless, most investors expected the Fed to increase the federal funds rate at its next meeting in August, and money market yields reflected those expectations. Indeed, the Fed raised short-term rates on August 10 by another 25 basis points to 1.5%.

In September, the Fed implemented its third consecutive increase in short-term interest rates, raising the federal funds rate by another 25 basis points to 1.75%. The Fed cited an easing of inflation expectations and further productivity gains in its decision. Subsequent comments by Chairman Alan Greenspan and other Fed members have suggested that rates must continue to move higher to reach a "balanced" posture with respect to the countervailing forces of economic growth and inflation. Indeed, the Fed has raised interest rates during a time of subdued employment growth and all-time highs in oil prices. While higher oil prices can act as a tax on the economy, helping to slow growth, it also can produce higher inflation as costs are passed along the supply chain.

Portfolio Focus

In our view, the Fed remains intent on reversing at least some of the monetary easing it initiated after September 11, 2001, and it so far has been relatively open about its intentions to do so. In addition, as of the end of the reporting period, the fed funds futures market has indicated that investors expect short-term interest rates to reach at least 2% by year-end. Accordingly, as of the end of the reporting period, we have maintained a defensive investment posture in anticipation of further rate hikes.



Patricia A. Larkin
Senior Portfolio Manager

October 15, 2004
New York, N.Y.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield would have been 1.09% and 1.10%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Plus Money Market Fund from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

Expenses paid per $1,000†	$ –
Ending value (after expenses)	$1,006.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

Expenses paid per $1,000†	$ –
Ending value (after expenses)	$1,025.07

† *Expenses are equal to the fund's annualized expense ratio of .00%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period)*

STATEMENT OF INVESTMENTS

September 30, 2004 (Unaudited)

Commercial Paper—5.9%	Principal Amount ($)	Value ($)
Deutsche Bank Financial LLC 1.90%, 10/1/2004	15,000,000	15,000,000
UBS Finance Delaware LLC 1.88%, 10/1/2004	15,000,000	15,000,000
Total Commercial Paper (cost $30,000,000)		**30,000,000**
Corporate Notes—1.0%		
WestLB AG 1.83%, 1/14/2005 (cost $4,999,783)	5,000,000 ᵃ	**4,999,783**
U.S. Government Agencies—66.8%		
Federal Home Loan Banks, Notes 1.65%, 10/1/2004 (cost $341,700,000)	341,700,000	**341,700,000**
Time Deposits—26.5%		
Calyon (Grand Cayman) 1.87%, 10/1/2004	15,000,000	15,000,000
Chase Manhattan Bank USA (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000
Dresdner Bank AG (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000
Fortis Bank (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000
Manufacturers & Traders Trust Co. (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000
Nordea Bank Finland PLC (Grand Cayman) 1.90%, 10/1/2004	15,000,000	15,000,000
Regions Bank (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
Royal Bank of Canada (Grand Cayman) 1.85%, 10/1/2004	15,000,000	15,000,000
Societe Generale (Grand Cayman) 1.88%, 10/1/2004	15,000,000	15,000,000
Total Time Deposits (cost $135,000,000)		**135,000,000**
Total Investments (cost $511,699,783)	**100.2%**	**511,699,783**
Liabilities, Less Cash and Receivables	**(.2%)**	**(781,400)**
Net Assets	**100.0%**	**510,918,383**

a Variable interest rate—subject to periodic change.

Portfolio Summary (Unaudited)†

	Value (%)
Banking	33.3
U.S. Government Agencies/Mortgage-Backed	66.9
	100.2

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	511,699,783	511,699,783
Interest receivable		23,486
Due from the Dreyfus Corporation and affiliates—Note 2(a)		2,130
		511,725,399
Liabilities ($):		
Cash overdraft due to Custodian		**807,016**
Net Assets ($)		**510,918,383**
Composition of Net Assets ($):		
Paid-in capital		510,922,793
Accumulated net realized gain (loss) on investments		(4,410)
Net Assets ($)		**510,918,383**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		510,922,793
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,971,238**
Expenses:	
Management fee–Note 2(a)	**227,034**
Less–reduction in management fee due to undertaking–Note 2(a)	(227,034)
Net Expenses	**–**
Investment Income–Net, representing net increase in net assets resulting from operations	**2,971,238**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31, 2004
Operations ($):		
Investment income−net	2,971,238	2,727,806
Net realized gain (loss) from investments	−	(627)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,971,238**	**2,727,179**
Dividends to Shareholders from ($):		
Investment income−net	**(2,971,238)**	**(2,727,806)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	4,144,723,162	4,740,702,285
Dividends reinvested	651	1,153
Cost of shares redeemed	(3,856,974,860)	(4,749,910,723)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**287,748,953**	**(9,207,285)**
Total Increase (Decrease) in Net Assets	**287,748,953**	**(9,207,912)**
Net Assets ($):		
Beginning of Period	223,169,430	232,377,342
End of Period	**510,918,383**	**223,169,430**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended September 30, 2004 (Unaudited) | Year Ended March 31, | | | |
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.006	.011	.016	.030	.027
Distributions:					
Dividends from investment income–net	(.006)	(.011)	(.016)	(.030)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.20[b]	1.07	1.59	3.08	6.11[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.10[b]	.10	.10	.10	.10[b]
Ratio of net expenses to average net assets	–	–	.00[c]	.10	.10[b]
Ratio of net investment income to average net assets	1.31[b]	1.07	1.45	2.96	6.04[b]
Net Assets, end of period ($ x 1,000)	510,918	223,169	232,377	106	103

[a] From October 16, 2000 (commencement of operations) to March 31, 2001.
[b] Annualized.
[c] Amount represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Plus Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The fund serves an investment vehicle for certain other Dreyfus funds as well as for other institutional investors. At September 30, 2004, 100% of the funds oustanding shares were held by other Dreyfus funds. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,410 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2004. If not applied, $3,783 of the carryover expires in fiscal 2011 and $627 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee. The Manager had undertaken from April 1, 2004 through September 30, 2004 to waive its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $227,034 during the period ended September 30, 2004.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $50,003, which is offset against an expense reimbursement currently in effect in the amount of $52,133.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Institutional Preferred Plus Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



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